Filed by BankUnited, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Herald National Bank
SEC Registration Statement No.:  333-175530

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Contact:

Corporate Communications:

Mary Harris

305-817-8117

MHarris@BankUnited.com

BankUnited, Inc. Announces 21 Percent Increase in Quarterly Dividend

Miami Lakes, Fla. Feb. 28, 2012 — BankUnited, Inc. (NYSE:BKU) today announced that its Board of Directors has declared a quarterly cash dividend of $0.17 per common share, an increase of $0.03, or 21%, from the previous quarterly dividend of $0.14 per common share.  The dividend will be payable on April 16, 2012 to stockholders of record at the close of business on April 2, 2012.

About BankUnited, Inc.

BankUnited, Inc. is a savings and loan holding company with two wholly-owned subsidiaries: BankUnited, which is one of the largest independent depository institutions headquartered in Florida by assets, and BankUnited Investment Services, Inc., a Florida insurance agency which provides comprehensive wealth management products and financial planning services. BankUnited is a federally-chartered, federally-insured savings association headquartered in Miami Lakes, Florida, with $11.3 billion of assets, more than 1,300 professionals and 95 branches in 15 counties at December 31, 2011.  BankUnited, Inc. has received regulatory approval to become a bank holding company through its acquisition of Herald National Bank and the conversion of BankUnited to a national bank.  At the time it becomes a bank holding company, BankUnited, Inc. will cease to be a savings and loan holding company.  For additional information, visit www.BankUnited.com.

Legal Information

On November 16, 2011, BankUnited, Inc. filed a definitive Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”) regarding the proposed merger of a

BankUnited, Inc. subsidiary with and into Herald National Bank (“Herald”).  This Proxy Statement/Prospectus has been mailed to Herald shareholders.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED BY BANKUNITED, INC. WITH THE SEC AND BY HERALD WITH THE OFFICE OF THE COMPTROLLER OF THE CURRENCY (THE “OCC”), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY DO OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BankUnited, Inc. and Herald at the SEC’s website (http://www.sec.gov), with respect to information about BankUnited, Inc., and Herald’s website (www.heraldnb.com), with respect to information about Herald.  Investors can also obtain these documents, free of charge, at http://www.bankunited.com under the tab “About Us” and then under the heading “Investor Relations” and then under “SEC Filings.”  Copies of the Proxy Statement/Prospectus and any other filing by BankUnited, Inc. with the SEC and by Herald with the OCC can also be obtained, free of charge, by directing a request to Douglas J. Pauls, 14817 Oak Lane, Miami Lakes, FL 33016, (305) 461-6841.